Exhibit 3.1

AMENDMENT NO. 3
TO
THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY
AGREEMENT OF VANGUARD NATURAL RESOURCES, LLC
This Amendment No. 3 to the THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF VANGUARD NATURAL RESOURCES, LLC (the “Company”), dated as of November 25, 2013, is entered into at the direction of the Board of Directors (the “Board”) of the Company pursuant to authority granted to it in Section 11.1 of the Third Amended and Restated Limited Liability Company Agreement of the Company dated as of June 19, 2013, as amended by Amendment No. 1 thereto dated as of July 31, 2013 and Amendment No. 2 thereto dated as of October 30, 2013 (the “LLC Agreement”). Capitalized terms used but not defined herein have the meanings ascribed to them in the LLC Agreement.
WHEREAS, Section 11.1(c)(iv) of the LLC Agreement provides that the Board may amend any provision of the LLC Agreement, and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect a change that the Board determines does not adversely affect the Members (including any particular class of Member Interests as compared to other classes of Member Interests) in any material respect; and
WHEREAS, the Board desires and believes it is in the best interests of the Company to amend the LLC Agreement to adopt Capital Account provisions that allow for subsequent issuances of Series A Preferred Units and preserve and achieve economic uniformity with respect to the existing and newly issued Series A Preferred Units (the “Series A Preferred Unit Amendments”); and
WHEREAS, the Board has determined that the Series A Preferred Unit Amendments do not adversely affect the Members (including any particular class of Member Interests as compared to other classes of Member Interests) in any material respect in accordance with Section 11.1(c)(iv) of the LLC Agreement;
NOW, THEREFORE, in consideration of the covenants, conditions and agreements contained herein, it is hereby agreed as follows:
1.Amendment. Effective as of the date hereof, the LLC Agreement is hereby amended by:
(A)    Deleting Section 5.3(a) in its entirety and replacing it with the following:
(a)    The Company shall maintain for each Member (or a beneficial owner of Member Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Company in accordance with Section 6031(c) of the Code or any other method acceptable to the Company) owning a Member Interest a separate Capital Account with respect to such Member Interest in accordance with the rules of Treasury Regulation Section 1.704 1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions with respect to such Member Interest; provided that the initial Capital Account of the initial holder of a Series A Preferred Unit with respect to such Series A Preferred Unit shall equal the Stated Series A Liquidation Preference irrespective of the amount paid by such holder for such Series A Preferred Unit and (ii) all items of Company income and gain (including Simulated Gain and income and gain exempt from tax) computed in accordance with Section 5.3(b) and allocated with respect to such Member Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Member Interest pursuant to this Agreement; provided that the Capital Account of a holder of Series A Preferred Units shall not be reduced by the amount of Series A Distributions it receives, and (y) all items of Company deduction and loss (including Simulated Depletion and Simulated Loss) computed in accordance with Section 5.3(b) and allocated with respect to such Member Interest pursuant to Section 6.1.
(B)    Amended Section 6.1(d)(xi) in its entirety and replacing with the followings:
(xi)    Series A Preferred Unit Allocations.
(A)    Income of the Company attributable to the issuance by the Company of a Series A Preferred Unit for an amount in excess of the Stated Series A Liquidation Preference shall be allocated to the holders of Common Units in accordance with their respective Percentage Interests.
(B)    Net Termination Gain, if any, for the taxable period (or, to the extent necessary, items of income or gain for the taxable period) shall be allocated to each holder of Series A Preferred Units, in proportion to, and to the extent of, an amount equal to the excess, if any, of (x) the Stated Series A Liquidation Preference with respect to such holder’s Series A Preferred Units, over (y) such holder’s existing Capital Account balance in respect of its Series A Preferred Units, until the Capital Account balance of each such holder in respect of its Series A Preferred Units is equal to the Stated Series A Liquidation Preference in respect of such Series A Preferred Units.
(C)    Deleting Section 6.2(e) in its entirety and replacing it with the following:
(e)    For the proper administration of the Company and for the preservation of uniformity of the Units (or any class or classes thereof), the Board of Directors shall (A) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (B) make special allocations for federal income tax purposes of income (including gross income) or deductions; and (C) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Units (or any class or classes thereof). The Board of Directors may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.2(e) only if such conventions, allocations or amendments would not have a material adverse effect on the Members, the holders of any class or classes of Units issued and Outstanding or the Company, and if such allocations are consistent with the principles of Section 704 of the Code.

2.    Agreement in Effect. Except as hereby amended, the LLC Agreement shall remain in full force and effect.
3.    Applicable Law. This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to principles of conflicts of laws.
4.    Invalidity of Provisions. If any provisions of this Amendment are or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.
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Exhibit 3.1

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first written above.

VANGUARD NATURAL RESOURCES, LLC

By:	/s/ Scott W. Smith
Name:	Scott W. Smith
Title:	President and Chief Executive Officer

Signature Page to Amendment No. 3 to
Third Amended and Restated Limited Liability Company Agreement